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SEC FILE NUMBER
8- 49443

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/03 (MM/DD/YY) AND ENDING 06/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PricewaterhouseCoopers Corporate Finance LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1751 Pinnacle Drive
(No. and Street)

McLean (City) VA (State) 22102-3811 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sudhin Roy 646-471-4931
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) NY (State) 10004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 09 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

STATE OF NEW YORK } SS.
COUNTY OF NEW YORK }

OATH OR AFFIRMATION

I, Sudhin Roy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PricewaterhouseCoopers Corporate Finance LLC, as of June 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lorraine E. Killeffer
Notary Public, State of New York
No. 60-4844835
Qualified In Westchester County
Certificate Filed In New York County
Commission Expires June 30, 2007

Lorraine E. Killeffer
Notary Public

Sudhin Roy
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d) AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

PRICEWATERHOUSECOOPERS CORPORATE FINANCE LLC

June 30, 2004

CONTENTS

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Members of
PricewaterhouseCoopers Corporate Finance LLC

We have audited the accompanying statement of financial condition of PricewaterhouseCoopers Corporate Finance LLC (the "Company") as of June 30, 2004, and the related statements of operations, changes in members' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PricewaterhouseCoopers Corporate Finance LLC as of June 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
August 5, 2004

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

PricewaterhouseCoopers Corporate Finance LLC

STATEMENT OF FINANCIAL CONDITION

June 30, 2004

ASSETS

Cash and cash equivalents	$2,345,685
Accounts receivable, less allowance for doubtful accounts of $750,000	3,884,201
Due from affiliate	1,061,971
Other assets	1,280
	$7,293,137

LIABILITIES AND MEMBERS' CAPITAL

Accounts payable and accrued expenses	$3,533,462
Deferred revenue	30,566
	3,564,028
Commitments and contingencies	
Members' capital	3,729,109
	$7,293,137

The accompanying notes are an integral part of this statement.

PricewaterhouseCoopers Corporate Finance LLC

STATEMENT OF OPERATIONS

Year ended June 30, 2004

Revenues	
Fee income, net	$ 9,717,768
Interest	4,671
	9,722,439
Operating expenses	
Employee compensation and benefits	6,567,623
Occupancy	129,531
Practice development	740,340
Office and administrative expense	608,362
Technology	69,803
Recruiting and other personnel-related expenses	537,171
Other	845,966
	9,498,796
NET INCOME	$ 223,643

The accompanying notes are an integral part of this statement.

PricewaterhouseCoopers Corporate Finance LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

Year ended June 30, 2004

Members' capital, beginning of year	$3,505,466
Net income	223,643
Members' capital, end of year	$3,729,109

The accompanying notes are an integral part of this statement.

PricewaterhouseCoopers Corporate Finance LLC

STATEMENT OF CASH FLOWS

Year ended June 30, 2004

Cash flows from operating activities	
Net income	$ 223,643
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in operating assets and liabilities	
(Increase) decrease in operating assets	
Accounts receivable, less allowance for doubtful accounts	179,764
Due from affiliate	(1,050,633)
Other assets	854
Increase (decrease) in operating liabilities	
Accounts payable and accrued expenses	631,630
Deferred revenue	16,662
Net cash provided by operating activities	1,920
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,920
Cash and cash equivalents at beginning of year	2,343,765
Cash and cash equivalents at end of year	$ 2,345,685

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

June 30, 2004

NOTE A - GENERAL BUSINESS

PricewaterhouseCoopers Corporate Finance LLC (the "Company") is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was organized as a limited liability company under the laws of the state of Delaware. As such, its members' liability in the Company's obligations and debts shall be limited to the amount of their capital contributions.

The ownership of the Company was restructured during the year ended June 30, 2004. Formerly, the Company was indirectly 100% owned by PwC Global Investments B.V., a Netherlands company which is owned 45% by PricewaterhouseCoopers, LLP ("PwC"). PwC is a member of the American Institute of Certified Public Accountants which provides audit services for both SEC registrants and non-registrants. In March 2004, PwC Global Investments B.V. was sold to PricewaterhouseCoopers EE Holdings B.V., also a member firm of the PwC Network. All the shares of EE Holdings B.V. are owned by Stichting PricewaterhouseCoopers EE ("EE Stichting"). EE Stichting is also a member firm of the PwC Network.

The Company engages in the investment banking business by providing financial advisory services to institutional customers, advising and arranging capital sourcing, mergers and acquisitions, and providing fairness opinions. Its activities also include privately placing equity and debt securities on behalf of corporations, partnerships, business trusts and limited liability companies on a "firm commitment" or "best efforts" basis with clients located throughout the United States.

Effective September 15, 2003, the Company has changed its name from PricewaterhouseCoopers Securities LLC to PricewaterhouseCoopers Corporate Finance LLC.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

1. *Cash and Cash Equivalents*

   Cash and cash equivalents include cash balances and money market funds.

2. *Fee Income and Revenue Recognition*

   Fee income represents amounts received in connection with advisory services, net of related expenses. In connection with these activities, the Company receives retainer fees for services to be provided. Revenue from advisory services is recognized when performance is substantially completed. Advisory services fees received in advance of performance are treated as deferred revenue.

NOTE B (continued)

3. *Furniture, Equipment and Leasehold Improvements*

Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

4. *Income Taxes*

No provision for Federal, state or city income taxes has been made since the Company is not a taxable entity and the members are individually liable for the taxes on their share of the Company's income or loss.

5. *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - MEMBERS' CAPITAL

The Company's limited liability agreement calls for the Company's profits and losses to be allocated in proportion to the capital contributions of the members.

NOTE D - RELATED PARTY TRANSACTIONS

1. *Fee Income*

As indicated in Note A, the Company and PwC are affiliated under common ownership. Approximately 18% of the revenue earned is a result of subcontracts from this entity. In addition, all revenues are collected by PwC on behalf of the Company.

The Company has an agreement with PricewaterhouseCoopers Corporate Finance Inc. ("PwCCF Canada") to provide U.S.-based broker-dealer services via Registered Representative Consulting

NOTE D (continued)

Agreements. The Company earned approximately $100,000 of net revenues for the year ended FY2004.

2. *Intercompany Transactions*

Net revenues are collected and expenditures are paid by PwC on behalf of the Company. PwC charges the Company for substantially all office and administrative expenses, and certain other operating expenses. These expenses are allocated to the Company based upon a predetermined formula, which totaled to $9,498,796 for the year ended June 30, 2004. At June 30, 2004, due from affiliate in the amount of $1,061,971 represents the net amount of revenues collected and expenditures paid and allocated by PwC. In addition, the Company earned $1,728,261 of income from PwC for the year ended June 30, 2004.

3. *Employee Benefit Plans*

PwC maintains a defined benefit pension plan (the "Retirement Plan") qualified under Section 401(a) of the Internal Revenue Code covering substantially all full-time, salaried employees of the Company. The Retirement Plan is funded entirely by PwC. The Company is allocated its share of pension plan expense from PwC, which totaled to $248,881 for the year ended June 30, 2004.

NOTE E - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company is subject to credit risk at June 30, 2004, as all of the cash and cash equivalents are held at one financial institution.

NOTE F - NET CAPITAL REQUIREMENT

As a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and member of the NASD, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 of the Act. The Company is required to maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of June 30, 2004, the Company had net capital of $1,349,743, which exceeded minimum net capital requirements by $1,286,475.

SUPPLEMENTARY INFORMATION

PricewaterhouseCoopers Corporate Finance LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2004

Net capital	
Members' capital	$3,729,109
Deductions and/or charges	
Nonallowable assets	
Accounts receivable, less allowance for doubtful accounts	3,884,201
Other assets	1,280
Due from affiliate	1,061,971
	4,947,452
Other additions and/or credits	
Discretionary Bonus Pool	2,615,000
Net capital before haircuts on securities positions	1,396,657
Haircuts on securities	
Other securities	46,914
Net capital	1,349,743
Minimum net capital requirement - the greater of 6-2/3% of aggregate indebtedness of $949,028 or $5,000	63,268
Excess net capital	$1,286,475
Ratio of aggregate indebtedness to net capital	.7 to 1
Schedule of aggregate indebtedness	
Accounts payable and accrued expenses	$ 918,462
Deferred revenue	30,566
	$ 949,028

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing, as amended.

PricewaterhouseCoopers Corporate Finance LLC

STATEMENT REGARDING RULE 15c3-3

June 30, 2004

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.